SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.
(Amendment No.   )*

Pioneer Energy Services Corp.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
723664108
(CUSIP Number)
May 29, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 723664108

1	NAMES OF REPORTING PERSONS

MSD Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
85,499(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
85,499(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,499(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1
Does not include certain additional shares of common stock underlying 5.00% Convertible Senior Unsecured PIK Notes due 2025 (the “Convertible Notes”). As a result of provisions in the Indenture governing the Convertible Notes, a beneficial owner of the Convertible Notes is not entitled to receive shares of Common Stock upon an optional conversion of any Convertible Notes during any period of time in which the aggregate number of shares of Common Stock that may be acquired by such beneficial owner upon conversion of Convertible Notes shall, when added to the aggregate number of shares of Common Stock deemed beneficially owned, directly or indirectly, by such beneficial owner and each person subject to aggregation of Common Stock with such beneficial owner under Section 13 or Section 16 of the Exchange Act at such time, exceed 9.99% of the total issued and outstanding shares of Common Stock.

CUSIP NO. 723664108

1	NAMES OF REPORTING PERSONS

MSD Credit Opportunity Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
85,499(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
85,499(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,499(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 723664108

1	NAMES OF REPORTING PERSONS

MSD Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
89,772(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
89,772(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,772(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 723664108

1	NAMES OF REPORTING PERSONS

SOF Investments II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
89,772(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
89,772(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,772(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 723664108

Item 1(a)	Name of Issuer:

The name of the issuer is Pioneer Energy Services Corp. (the “Company”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive office is located at 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas, 78209.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of MSD Partners, L.P. (“MSD Partners”), MSD Credit Opportunity Fund, L.P. (“MSD Credit Opportunity Fund”), MSD Capital, L.P. (“MSD Capital”) and SOF Investments II, L.P. (“SOF Investments”). Each of MSD Credit Opportunity Fund and SOF Investments is the direct owner of the securities covered by this statement.

MSD Partners is the investment manager of, and may be deemed to beneficially own securities beneficially owned by MSD Credit Opportunity Fund. MSD Partners (GP), LLC (“MSD GP”) is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Partners. Each of John Phelan and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD GP.

MSD Capital is the general partner of, and may be deemed to beneficially own securities beneficially owned by SOF Investments.  MSD Capital Management, LLC ("MSD Capital Management") is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Capital.  Each of John Phelan & Marc Lisker is a manager of, and may be deemed to be beneficially owned by MSD Capital Management.  Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities owned by MSD Capital Management.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 8, 2020, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of MSD Partners, MSD Credit Opportunity Fund, MSD Capital and SOF Investments is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

Item 2(c)	Citizenship:

MSD Partners, MSD Credit Opportunity Fund, MSD Capital and SOF Investments are organized as a limited partnership under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e)	CUSIP No.:

723664108

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4		Ownership:

A.	MSD Partners, L.P.

	(a)	Amount beneficially owned: 85,499(1)

	(b)	Percent of class: 7.7%(1)

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 85,499(1)

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 85,499(1)

B.	MSD Credit Opportunity Master Fund, L.P.

	(a)	Amount beneficially owned: 85,499(1)

	(b)	Percent of class: 7.7%(1)

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 85,499(1)

		(iii)	Sole power to dispose or direct the disposition: 0

		(iv)	Shared power to dispose or direct the disposition: 85,499(1)

C.	MSD Partners (GP), LLC

	(a)	Amount beneficially owned: 85,499(1)

	(b)	Percent of class: 7.7%(1)

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 85,499(1)

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 85,499(1)

D.	MSD Capital, L.P.

	(a)	Amount beneficially owned: 89,772(1)

	(b)	Percent of class: 8.1%(1)

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 89,772(1)

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 89,772(1)

E.	SOF Investments II, L.P.

	(a)	Amount beneficially owned: 89,772(1)

	(b)	Percent of class: 8.1%(1)

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 89,772(1)

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 89,772(1)

F.	MSD Capital Management, LLC

	(a)	Amount beneficially owned: 89,772(1)

	(b)	Percent of class: 8.1%(1)

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 89,772(1)

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 89,772(1)

G.	John C. Phelan

	(a)	Amount beneficially owned: 111,269(1)

	(b)	Percent of class: 9.9%(1)

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 111,269(1)

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 111,269(1)

H.	Marc R. Lisker

	(a)	Amount beneficially owned: 111,269(1)

	(b)	Percent of class: 9.9%(1)

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 111,269(1)

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 111,269(1)

I.	Michael S. Dell

	(a)	Amount beneficially owned: 89,772(1)

	(b)	Percent of class: 8.1%(1)

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 89,772(1)

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 89,772(1)

1
Does not include certain additional shares of common stock underlying 5.00% Convertible Senior Unsecured PIK Notes due 2025 (the “Convertible Notes”). As a result of provisions in the Indenture governing the Convertible Notes, a beneficial owner of the Convertible Notes is not entitled to receive shares of Common Stock upon an optional conversion of any Convertible Notes during any period of time in which the aggregate number of shares of Common Stock that may be acquired by such beneficial owner upon conversion of Convertible Notes shall, when added to the aggregate number of shares of Common Stock deemed beneficially owned, directly or indirectly, by such beneficial owner and each person subject to aggregation of Common Stock with such beneficial owner under Section 13 or Section 16 of the Exchange Act at such time, exceed 9.99% of the total issued and outstanding shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

Date: June 8, 2020

MSD Partners, L.P.		MSD Capital, L.P.

By:	MSD Partners (GP), LLC	By:	MSD Capital Management, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Marc R. Lisker	By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker	Name:	Marc R. Lisker
Title:	/Manager	Title:	Manager

MSD Credit Opportunity Fund, L.P.		SOF Investments II, L.P.

By:	MSD Partners, L.P.	By:	MSD Capital Management, LLC
Its:	Investment Manager	Its:	General Partner

By:	MSD Partners (GP), LLC	By:	/s/ Marc R. Lisker
Its:	General Partner	Name:	Marc R. Lisker
		Title:	Manager
By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

EXHIBIT INDEX
Exhibit	Description of Exhibit

Exhibit 99.1	Joint Filing Agreement dated June 8, 2020.

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)    Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  June 8, 2020

MSD Partners, L.P.		MSD Capital, L.P.

By:	MSD Partners (GP), LLC	By:	MSD Capital Management, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Marc R. Lisker	By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker	Name:	Marc R. Lisker
Title:	/Manager	Title:	Manager

MSD Credit Opportunity Fund, L.P.		SOF Investments II, L.P.

By:	MSD Partners, L.P.	By:	MSD Capital Management, LLC
Its:	Investment Manager	Its:	General Partner

By:	MSD Partners (GP), LLC	By:	/s/ Marc R. Lisker
Its:	General Partner	Name:	Marc R. Lisker
		Title:	Manager
By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager